For Immediate Release Nordion Awards Contract for Phase III Clinical Trials to Theorem Clinical Research Experienced CRO Provides Implementation Services for TheraSphere® Clinical Trials

OTTAWA, June 16, 2011 - Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today announced that Theorem Clinical Research, previously Omnicare Clinical Research, a full service Contract Research Organization (CRO) has been awarded the contract to conduct Nordion’s recently announced TheraSphere Phase III clinical trials for the treatment of primary and metastatic liver cancers – STOP-HCC and EPOCH.

During the multi-year contract, Theorem Clinical Research will provide clinical trial implementation services which include clinical data management, statistical analysis, monitoring, and administrative expertise to support the conduct of the studies.  The trials are designed to evaluate the safety and effectiveness of TheraSphere.

In March 2011, the U.S. Food and Drug Administration approved Nordion’s clinical trial applications for both primary and secondary liver cancer.  The trial for primary liver cancer currently envisages approximately 400 patients at up to 40 sites around the world.  The secondary liver cancer trial is expected to include approximately 350 patients at up to 30 sites worldwide.

About TheraSphere®
TheraSphere is a liver cancer therapy that consists of millions of small glass beads (20 to 30 micrometers in diameter) containing radioactive yttrium-90 (Y-90). The product is injected by physicians into the main artery of the patient's liver through a catheter, which allows the treatment to be delivered directly to the tumour via blood vessels.
TheraSphere is approved by the U.S Food and Drug Administration under a Humanitarian Device Exemption (HDE). HDE approvals are based on demonstrated safety and probable clinical benefit.  However, effectiveness of the indication for use has not been established.

TheraSphere treatment can generally be administered on an outpatient basis and does not usually require an overnight hospital stay. TheraSphere, reimbursed by Medicare and a number of major commercial health insurers in the U.S., is used to treat patients with unresectable hepatocellular carcinoma (HCC) and can be used as a bridge to surgery or transplantation in these patients. It can also be used to treat primary liver cancer patients with portal vein thrombosis.

Common side effects include mild to moderate fatigue, pain and nausea for about a week. Physicians describe these symptoms as similar to those of the flu. Some patients experience some loss of appetite and temporary changes in several blood tests. For details on rare or more severe side effects, please refer to the TheraSphere package insert at www.nordion.com/therasphere.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com

About Theorem Clinical Research (previously Omnicare Clinical Research)
Theorem Clinical Research is a leading global, full-service contract research organization (CRO) headquartered in King of Prussia, Pennsylvania. With office locations in 32 countries, the firm has relationships with customers all across the globe comprised of some of the world’s leading pharmaceutical, biotech and medical device companies. Theorem’s core CRO services are Early Phase, Phase II/III and Late Phase and the company features specialized Business Units focused on medical device, technical services and pharmaceutics. For more information on Theorem, visit: www.theoremclinical.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x.2414
shelley.maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion